

Mail Stop 3628

November 26, 2008

Via Facsimile and U.S. Mail

David Zeltner, Esq.
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, NY 10153

>   **Re: Comverse Technology, Inc.**
>   **Schedule TO-I filed November 19, 2008**
>   **File No. 005-39315**

Dear Mr. Zeltner:

We have limited our review of the filing to those issues we have addressed in our comments. Where indicated, we think you should revise the document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in the compliance with the applicable disclosure requirements and to enhance the overall disclosure in the filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Schedule TO-I

1. Please file as correspondence the letter submitted to the staff on September 29, 2008.

2. Please advise us as to why you believe that your financial statements are not material information to security holders in this offer. Refer to Item 10 of Schedule TO and corresponding Item 1010 of Regulation M-A.

3. We note that you are not eligible to use Form S-8. Please advise us as to how you are complying with the requirements of the global exemptive order issued in connection with employee option exchange offers (March 21, 2001). Please also specifically address the compensatory purpose of the offer.

Offer to Amend

4. We note that on page 6 you state that you will assess whether you are permitted to make the offer in all jurisdictions, and that in the event that you determine that you are not legally able to make the offer in a particular jurisdiction, you reserve the right to withdraw the offer in that particular jurisdiction. Please note that the all-holders provision in Rule 13e-4(f) applies equally to U.S. as well as non-U.S. target holders. Refer to the interpretive guidance in section II.G.1. of SEC Release 33-8957. Please advise us as to how you are complying with the all-holders provision in Rule 13e-4(f)(8)(i).

Closing Comments

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amended filing to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filing and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions